U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person
                                                                                                        to Issuer
                                                                                                   (Check all applicable)
     Crowell, Robert J.                         Elcom International, Inc. - ELCO           X  Director     X  10% Owner
                                                                                           X  Officer         Other   (specify
     (Last)  (First) (Middle)                                                                                          below)
                                                                                           Chairman & Chief Executive Officer

     10 Oceana Way                          3.  IRS or Social Security                    4.  Statement for
           (Street)                             Number of Reporting                           Month/Day/Year
     Norwood, MA  02062                         Person (Voluntary)                                 9/5/2002
     City)  (State) (Zip)


                                                                                          5.  If Amendment, Date of
                                                                                              Original (Month/Year)

                                                                                          7.  Individual or Joint/Group Filing
                                                                                              (Check applicable line)

                                                                                           X  Form Filed by one Reporting Person
                                                                                              Form Filed by more than one Reporting
                                                                                              Person

                        Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security   2.  Transaction  3. Transaction  4.  Securities Acquired (A)  5. Amount of   6. Ownership     7. Nature of
    (Instr. 3)              Date            Code             or Disposed of (D)          Securities     Form:            Indirect
                                            (Instr. 8        (Instr. 3, 4 and 5)         Beneficially   Direct (D) or    Beneficial
                                                                                         Owned at End   Indirect (I)     Ownership
                                                                                         of Month       Instr. 3 and 4   (Instr. 4)
                           (Month/Day/     Code     V      Amount  (A)   Price        (Instr. 3 and 4)
                               Year)                               or
                                                                   (D)

Common Stock                 9/5/02        P               2,000    A    $0.50           3,449,742           D
                                                                                          188,401            I           By Trust
                                                                                          121,616            I             (1)


Explanation of Responses:

(1) 121,616 shares are held by the Crowell Educational Foundation with respect to which Mr. Crowell shares voting and dispositive power.

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

                                                              Page 1 of 2 (Over)
                            (Print or Type Responses)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.Title of
  Derivative 2. Conver- 3. Trans- 4. Trans- 5. Number of    6. Date Exer-       7. Title and    8. Price 9. Num- 10. Owner- 11. Na-
  Security    sion or    action    action    Derivative      cisable and         Amount of       of       ber of  ship       ture
  (Instr. 3)  Exercise   Date      Code      Securities Ac-  Expiration          Underlying      Deriv-   Deriv-  Form       of In-
              Price of   (Month/             quired (A) or   Date                Securities      ative    ative   of De-     direct
              Deriv-     Day/      (Instr.   Disposed of     (Month/Day/        (Instr. 3 and    Secur-   Secur-  rivative   Bene-
              ative      Year)      8)       (D)             Year)               4)              ity      ities   Secur-     ficial
                                                                                                (Instr.  Bene-    ity;       Own-
                                             (Instr. 3, 4                                         5)     Ficially Direct     ership
                                             and 5)                                                      Owned    (D) or
                                                             Date    Expira-           Amount or         at End   Indi-     (Instr.
                                                             Exer-    tion      Title  Number of         of Month rect (I)   4)
                                                             cisable  Date               Shares
                                   Code  V     (A)    (D)                                               (Instr.   (Instr.
                                                                                                         4)        4)


Explanation of Responses:

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

     See 18 U.S.C.  1001 and 15 U.S.C. 78ff(a).

                                    /s/ Robert J. Crowell         9/6/02
                                    **Signature of Reporting Person Date

  Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                                     Page 2 of 2